LUSE GORMAN, PC

ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 780

WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000

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www.luselaw.com

(202) 274-2010	bazoff@luselaw.com

April 28, 2016

Christian Windsor, Special Counsel

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0303

Re:	FSB Bancorp, Inc.
Registration No. 333-210129
Registration Statement on Form S-1

Dear Mr. Windsor:

On behalf of FSB Bancorp, Inc. (the “Company”) and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Amended S-1”). Set forth below are the comments from the Staff’s letter dated April 7, 2016, as well as the Company’s responses to those comments. The Amended S-1 has been blacklined to reflect changes from the original filing. In addition, a Recent Developments section has been added to the Amended S-1.

General

1.           Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: Neither the Company nor its selling agent intends to present any written communications in reliance on Section 5(d) of the Securities Act of 1933 in connection with the offering.

Summary

Reasons for the Conversion Offering, page 2

2.           Please revise to explain how the proceeds from the offering will greatly strengthen your regulatory capital position. Make similar changes to your disclosure on page 101 as

Christian Windsor, Special Counsel

April 28, 2016

well as the Questions and Answers section of the alternate prospectus for the exchange offer.

Response: The disclosure has been expanded as requested on pages 4, 107 and the Questions and Answers section of the alternative prospectus for the exchange offer.

How We Determined the Offering Range, the Exchange Ratio and the $10.00 Per Share Stock Price, page 5

3.           We note that RP Financial determined that the peer group and FSB differed significantly in some respects, but still concluded that the assigned peer group represented the “best fit” in order to appraise the value of FSB. Please discuss the differences between the peer group and FSB noted by RP Financial in the appraisal.

Response: As discussed with the staff, please see the disclosure from RP Financial on page 112.

Management, page 86

4.           Please disclose whether the proposed conversion and stock offering would constitute a change in control under the change in control agreement with Mr. Maroney described on page 91.

Response: The disclosure on page 97 has been revised to indicate that the conversion and offering does not constitute a change in control under the agreement with Mr. Maroney.

Alternate pages for FSB Community Bankshares, Inc.’s solicitation

5.           In an appropriate portion of the exchange offer prospectus, either in the Questions and Answers section or in the Summary section, please provide shareholders of FSB Community with additional context on the impact of the minority holders’ shares in the resulting converted FSB Bancorp. For instance, please include the chart presented on page 7 of the primary prospectus.

Response: The requested disclosure will be provided in the summary section under the caption “The Exchange of Existing Shares of FSB Community Common Stock” similar to the disclosure found in the primary prospectus.

Summary

Changes in Stockholders’ Rights for Existing Stockholders of FSB Community, page 9

Christian Windsor, Special Counsel

April 28, 2016

6.           Refer to the following statement on page 11: “Many of the differences in stockholder rights under the articles of incorporation and bylaws of FSB Bancorp are not mandated by Maryland law but have been chosen by management as being in the best interests of FSB Bancorp and its stockholders.” Please revise to clarify which of the changes highlighted on page 11 were chosen by management, as opposed to being changes mandated by Maryland law.

Response: The disclosure has been revised as requested on page 11.

Proposal 1 — Approval of the Plan of Conversion and Reorganization, page 15

7.           Please revise your disclosure in this section to explain to shareholders of FSB Community the reasons that the board considered in reaching its decision to recommend that shareholders vote “FOR” the proposal despite the fact that the value of the exchanged shares represents a discount to recent trading prices.

Response: The disclosure has been revised as requested on page 15.

* * * * *

We believe the foregoing is responsive to the staff’s comments. The Company wishes to have the registration statement declared effective as soon as possible. Should you have any questions, please do not hesitate to contact the undersigned at (202) 274-2010 or Eric Luse at (202) 274-2002.

Very truly yours,

/s/ Benjamin Azoff

Benjamin Azoff

cc:	Alexandra M. Ledbetter, Esq.
Jim Dunn, CPA
Kevin W. Vaughn, CPA
Dana M. Gavenda, President and Chief Executive Officer
Eric Luse, Esq.